Exhibit 99.2

Red White & Bloom Closes US$44.5 Million in Financing and Retires US$ 7.7 Million in Debt

-Transactions provide a net cash infusion of US$36.8 Million-

-Fully funds initial budget for Florida expansion-

-Provides working capital to support Michigan branding and expansion strategy-

TORONTO, Ontario June 7, 2021 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce the completion of certain financing transactions that provide for approximately US$36.8 of new cash and the retirement of US$7.7M of debt.

“As evidenced by today’s announcement, we continue to demonstrate our ability to access the needed expansion and working capital, in the least dilutive possible manor to our shareholders, to execute on our strategy. With the previously announced pre-qualification in the State of Michigan and this cash injection, we will now move aggressively towards taking control of our investment in Michigan in which the immediate growth strategy includes rebranding our dispensaries under the High Times banner and preparing for the expansion of cultivation facilities so that we can hit the ground running upon final inspection” said Brad Rogers, CEO and chairman of RWB, adding: “We also would like to welcome our new strategic investors in Florida. This group of investors have significant design/build capabilities in the State of Florida and will be a welcome addition as we embark on an aggressive expansion in that state.”

Details

The Company previously closed a non-brokered “units for debt” private placement of 8,445,426 units (the “Units”) at a price of CDN $1.15 per Unit for gross proceeds of CAD $9,712,239 (or USD $7,769,792). Each Unit consists of one Series II Convertible Preferred Share of RWB (each a “Series II Share”) and one half of one common share purchase warrant (with two half warrants being a “Warrant”). Each Warrant is exercisable to acquire one additional common share (each a “RWB Share”) at a price of CDN $1.15 per RWB Share until May 12, 2023. In addition to the statutory 4-month hold, the investors have agreed to a 12 month lock up of their shares.

In addition, RWB completed a private placement to an arm’s length purchaser (the “Purchaser”) of a principal amount US $6,500,000 unsecured debenture (the “Debenture”). The Debenture bears interest at the rate of 12% per annum and matures 150 days from the date of issuance. As consideration for the purchase of the Debenture by the Purchaser, RWB paid the Purchaser an origination fee by way of the issuance of 531,000 RWB Shares. The gross proceeds of the Debenture will be used by RWB for working capital purposes.

In addition, on June 4, 2021, RWB’s wholly-owned subsidiary, RWB Florida LLC, a Delaware limited liability company (“RWB Florida”) entered into agreements for an aggregate capital raise of US $30,234,224.  The raise includes an investment of US $11,337,834 from certain strategic investors (collectively, the “Investors”) directly into RWB Florida (the “Investment Transaction”). Under the terms of the Investment Transaction, the Investors shall receive a direct equity stake in RWB Florida in the form of Class B membership interests in the aggregate of 17.70% of the Company’s outstanding interests.  Concurrently with the Investment Transaction, the Investors have advanced an aggregate of US $18,896,390 in subordinated debt to RWB Florida at an 8% interest rate due in 36 months (the “Debt”). The Debt is subordinated to existing debt, secured by an assignment of certain collateral interests, is guaranteed by RWB and, at the option of the holder, is convertible into RWB Shares at a price of US$2.75. In addition, the investors have a 5 day option to invest a further approximately US$4 million on substantially the same terms.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Florida, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.